Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

The following is an internal memorandum that was sent to the shareholders of The Beachbody Company Group, LLC

TO: Shareholders

FROM: Carl Daikeler, Co-Founder and Chief Executive Officer

RE: Exciting Development for Our Company

Dear Shareholders,

I am writing to share some exciting news about our company, as we have taken a significant step forward in our vision to be the premier industry leader in mission-driven digital fitness – offering a comprehensive solution to fitness, nutrition and wellness. Today, The Beachbody Company, the parent company for all of our corporate assets, announced a transaction that, when completed, will result in us being a publicly traded company.

The Beachbody Company (Beachbody and Openfit) will combine with an existing company called Forest Road Acquisition Corp., a publicly traded special purpose acquisition company (SPAC) on the New York Stock Exchange (NYSE) and a company called “Myx Fitness,” an at-home fitness system with a professional-grade stationary bike. Once this transaction is completed, The Beachbody Company will become publicly listed on the NYSE under the “BODY” ticker symbol.

It should be noted, that while The Beachbody Company Group will be the parent company, Beachbody and Openfit will continue to operate as separate businesses. Likewise, Jon Congdon and I will remain controlling shareholders, are not cashing out any of our shares in connection with this transaction and will continue in our respective roles. In addition, Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and visionary leader behind Disney+, will join the Company’s Board of Directors.

We believe this transaction will provide the resources to achieve the scale that will help us continue to build The Beachbody Company and Openfit brands and help more people, as well as allow us to invest in building significant brand visibility and credibility to drive our growth. The transaction will also give us the resources to more quickly improve our technology capabilities and infrastructure. The addition of Myx Fitness, and their high quality stationary cycle, will position us to compete within the connected fitness space, and obviously signals our plans to bring indoor-cycling content to the Beachbody On Demand libraries.

This transaction implies a $2.9B enterprise value for Beachbody and Myx combined. We are driving towards finalizing the transaction for close as soon as the second quarter of 2021, but the exact timing is dependent upon a number of items, including government approval and a majority of FRX shareholders approving the transaction. Please see the linked press release for additional information about this exciting development.

My expectation is that this transaction will provide added exposure, increased capital, and with the addition of Myx Fitness to the variety we offer to our subscribers, significant new opportunities for us to expand our reach and business to help more people. This transaction not only allows the Company access to capital to grow and improve our business but also provides liquidity to you, our shareholders, as Beachbody shares will be traded publicly on the New York Stock Exchange.

Once we complete the transaction with FRX, we will adopt an Insider Trading Policy governing transactions in the combined company’s stock as a public company. We will provide additional details on this policy soon. In the meantime, you and your family members should not trade in FRX’s stock while the transaction is pending.

Without your support we would not have made it to this point in our history, and we are pleased at the opportunity to continue to grow the company in this exciting environment. Thank you for your continued investment in Beachbody!

Sincerely,

Carl

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.